GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

blane@gibsondunn.com

April 27, 2007

Direct Dial (202) 887-3646 Fax No. (202) 530-9589	Client No. C 39267-00038

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation Form 10-K for the fiscal year ended December 31, 2005 Filed March 16, 2006 File No. 001-10890

Dear Mr. Rosenberg:

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to the verbal comments received from Vanessa Robertson on April 10, 2007. For ease of reference, your comments are presented in italics followed by the related response.

We have read your response to follow-up Comment #1 and your disclosures included in the 2006 10-K and have the following comments:

1. We continue to believe that disclosure of the range of reserve estimates that you calculate would be useful to investors. Please provide to us in disclosure type format a revised discussion that includes the dollar amount of the estimated range of those estimates and further clarify how the best estimate was chosen for each component or line of business.

LOS ANGELES    NEW YORK    WASHINGTON, D.C.    SAN FRANCISCO    PALO ALTO

LONDON    PARIS    MUNICH    BRUSSELS    ORANGE COUNTY    CENTURY CITY    DALLAS    DENVER

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

April 27, 2007

RESPONSE:

In the next Form 10-Q, the Company will provide additional disclosure (see bolded additional disclosure) to further clarify how the best estimate was chosen for each component or line of business.

The Company’s loss and loss adjustment expense actuarial analysis is discussed with management. As part of this discussion, the indicated point estimate of the IBNR loss reserve by line of business (coverage) is reviewed. The Company actuaries also discuss any indicated changes to the underlying assumptions used to calculate the indicated point estimate. Review of the variance between the indicated reserves from these changes in assumptions and the previously carried reserves takes place. After discussion of these analyses and all relevant risk factors, management determines whether the reserve balances require adjustment. The Company’s best estimate of loss and LAE reserves may change depending on a revision in the underlying assumptions.

2. We note your discussion on page F-6 of your 10-K for the year-ended December 31, 2006 about the factors that resulted in changes to your estimates for 2006 and 2005 and they appear to be focused on claim frequency as a significant cause. You provide sensitivity only as it relates to claims severity. Please add an expanded discussion to include the impact that changes in the claim frequency, such as those identified in the most recent periods, would have on your operations since it appears that this is also a significant factor in the determination of these reserves.

RESPONSE:

In the next Form 10-Q, the Company will provide an expanded discussion (see bolded additional disclosure) to include the impact that changes in the claim frequency would have on the Company’s operations.

There are a number of assumptions involved in the determination of the Company’s property and casualty loss reserves. Among the key factors affecting recorded loss reserves for both long-tail and short-tail related coverages, claim severity and claim frequency are of particular significance. Management estimates that a 2% change in claim severity or claim frequency for the most recent 36-month period is a reasonably likely scenario based on recent experience and would result in a change in the estimated loss reserves of between $6.0 million and $10.0 million for long-tail liability related exposures (automobile liability coverages) and between $3.0 million and $4.0 million impact in the estimated loss reserves for short-tail liability related exposures (homeowners and automobile physical damage coverages).

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

April 27, 2007

3. We were still unable to locate a discussion that quantifies and explains changes in the key assumptions from the immediate preceding period as well as those key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns. Please provide us with a specific page reference in the 2006 10-K that contains this information or provide us proposed disclosure to be included in future filings.

RESPONSE:

In the next Form 10-Q, the Company will provide additional disclosure (see bolded additional disclosure) that quantifies and explains changes in the key assumptions from the immediate preceding period as well as those key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns.

Favorable reserve reestimates increased net income by approximately $12.5 million in 2006 reflecting emergence of favorable claim trends, primarily for accident years 2005 and 2004, for the voluntary automobile line of business related primarily to claim frequencies, which were more favorable than previously estimated. The lower than expected claims emergence and resultant lower expected loss ratios caused the Company to lower its reserve estimate.

Favorable reserve reestimates increased net income by approximately $8.5 million in 2005 reflecting favorable loss emergence trends in both the voluntary automobile and property lines of business. The favorable loss emergence trends included claim frequencies which were more favorable than previously estimated as well as declining claim severities which were the result of improved claims handling processes. The lower than expected claims emergence and resultant lower expected loss ratios caused the Company to lower its reserve estimate.

4. We note that you did not disclose the name of the independent actuarial firm discussed on page F-57 of the 2006 10-K. The reference to this firm suggests to an investor that you are placing reliance on the firm which the Staff believes requires the firm be named in a ‘34 act filing even if the firm doesn’t provide a consent. Please confirm that if you reference the firm in future filings, that you will name the firm in the document.

RESPONSE:

Beginning with the next Form 10-Q, the Company will no longer make reference to the use of an independent actuarial firm.

* * *

GIBSON, DUNN & CRUTCHER LLP

United States Securities and Exchange Commission

April 27, 2007

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the responses above, the Company respectfully proposes to make the specified revisions and additional disclosures prospectively in future filings. If you have any questions do not hesitate to call me at (202) 887-3646.

Sincerely,

Brian J. Lane

BJL/sga

cc:	Louis G. Lower II

Peter H. Heckman

Ann M. Caparrós

Bret A. Conklin

Dwayne D. Hallman